Exhibit (a)(5)(v)
Canadian Solar Inc. Announces Preliminary Results of Conversion Offer for its
6.0% Convertible Senior Notes due 2017
JIANGSU, China, June 25, 2008 — Canadian Solar Inc. (“CSI”) (NASDAQ: CSIQ) announced today the preliminary results of its conversion offer (the “Offer”) with respect to its 6.0% Convertible Senior Notes due 2017 (the “Notes”). CSI had offered an increased conversion rate of 53.6061 common shares per $1,000 principal amount of Notes to holders who elected to convert their Notes into CSI common shares in accordance with the terms of the Offer. The Offer expired at 5:00 p.m., New York City time, on Tuesday, June 24, 2008.
On June 25, 2008, CSI accepted for conversion all Notes that were validly surrendered and not withdrawn as of the expiration of the Offer. Based on a preliminary count by The Bank of New York, the conversion agent for the Offer, $70,950,000 principal amount of the Notes, representing approximately 94% of the outstanding Notes, were surrendered and accepted for conversion. In accordance with the terms of the Offer, CSI will issue approximately 3,803,344 common shares and pay a cash amount representing cash adjustment for fractional shares based on the closing price of the common shares on the business day preceding the settlement date. Delivery of such common shares and cash amount in exchange for the Notes will be made by The Bank of New York promptly after the closing of the Offer.
The number of Notes surrendered and common shares issuable in connection with the conversion of the surrendered Notes are preliminary. The determination of the final number of Notes surrendered and common shares issuable in connection with the conversion of the surrendered Notes are subject to confirmation by the conversion agent of the proper delivery of the Notes being validly surrendered and not withdrawn. The actual number of Notes validly surrendered and not withdrawn will be announced following the completion of the confirmation process. The final number of common shares issuable in connection with the conversion of the surrendered Notes and payment of the cash adjustment amount for fractional shares will occur promptly thereafter.
Details of the Offer are set forth in a Tender Offer Statement on Schedule TO, conversion offer memorandum and other related materials filed with the Securities and Exchange Commission on May 27, 2008, as amended and supplemented from time to time, which are available on the SEC’s website at http://www.sec.gov. Piper Jaffray & Co. acted as CSI’s financial advisor in connection with the Offer. Georgeson Inc. acted as information agent, and The Bank of New York acted as conversion agent.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
In Jiangsu, P.R. China
Alex Taylor, IR Director
Canadian Solar Inc.
Tel: +86-512-6690-8088
Email: ir@csisolar.com
In the U.S.
Tyler Wilson
The Ruth Group
Tel: +1-646-536-7018
Email: twilson@theruthgroup.com